UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change of Par Value of Class A Shares

As previously disclosed in the report on Form 6-K of ReTo Eco-Solutions, Inc. (the “Company”) as furnished with the U.S. Securities and Exchange Commission on March 4, 2025, the board of directors of the Company (the “Board”) approved a share combination of the Company’s Class A shares (“Class A Shares”) at a ratio of 10-to-1, resulting in a change in the par value of Class A Shares from $0.1 per share to $1.0 per share (the “Par Value Change”). The Board also approved an amendment to the Company’s Amended and Restated Memorandum of Association to reflect the Par Value Change, which became effective upon the registration by the British Virgin Islands Registrar of Corporate Affairs as filed on March 7, 2025, as set forth in Exhibit 3.1 hereto.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, and (iii) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
3.1	Amendment to Amended and Restated Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: March 12, 2025

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